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                                                40 King Street West, 52nd Floor
                                                           Toronto, ON  M5H 3Y2
                                                              Tel: 416 365 5123
                                                              Fax: 416 363 6622
[LOGO] KINROSS                                          Toll Free: 866-561-3636
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                                                                  PRESS RELEASE


                STATUS UPDATE ON LATE FINANCIAL STATEMENTS FILING


MAY 13, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) provided a status update on the preparation and filing of its financial statements and related matters.

As previously disclosed, Kinross has not yet filed its financial statements, related management discussion and analysis ("MD&A's") and its annual information form ("AIF") as a result of the review of the accounting treatment associated with the TVX Gold/Echo Bay merger. Kinross and its independent auditors are currently reviewing the valuation models received from Standard and Poor's Corporate Value Consultants, as announced in a press release dated April 15, 2005. As stated previously, Kinross is currently performing additional work on the valuation of exploration properties with the support of third party advisors. The Company is seeking to ensure that its financial statements present fairly Kinross' financial position and results of operations in accordance with Generally Accepted Accounting Principles and mining industry mineral estimate best practices. When the analysis is complete on all valuations, the Company, with the concurrence of its auditors, expects to be in a position to prepare and file its financial statements. Kinross is making every effort to bring this process to a conclusion as soon as possible. Although it is uncertain when the Company will be able to complete its filings, Kinross does not expect to file its financial statements earlier than June 30, 2005. Once these filings are completed, the Company will set a date for its Annual General Meeting.

Additionally, first quarter 2005 interim financial statements will not be filed by the regulatory deadline of May 16, 2005, but will be filed concurrent with the above mentioned financial statements.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of May 23, 2005.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL               TRACEY M. THOM
VICE PRESIDENT                    DIRECTOR, INVESTOR RELATIONS
INVESTOR RELATIONS                AND COMMUNICATIONS
Tel.  (416) 365-7254              Tel. (416) 365-1362



KINROSS WILL CONTINUE TO PROVIDE BI-WEEKLY STATUS UPDATES TO THE MARKET REGARDING THE PROCESS RELATING TO THE PREPARATION AND FILING OF ITS FINANCIAL STATEMENTS AND RELATED MATTERS, PURSUANT TO THE ALTERNATIVE INFORMATION GUIDELINES OF THE ONTARIO SECURITIES COMMISSION ("OSC") POLICY 57-603 AND CANADIAN SECURITIES ADMINISTRATORS STAFF NOTICE 57-301, UNTIL SUCH TIME AS KINROSS IS CURRENT WITH ITS FILING OBLIGATIONS UNDER CANADIAN SECURITIES LAWS.